Exhibit I.A.(5)(j)

Royal Tandem Life Insurance Company	New York, New York

Additional Insured Term Rider

This rider provides term insurance on the life of the additional insured named in the application for this rider as described below. The amount of insurance for each policy year is shown in Policy Schedule 2. We will pay the proceeds to the beneficiary of this rider if we receive proof that the additional insured has died while this rider is in effect.

Rider’s Date of Issue	This rider’s date of issue is the same as this policy’s unless a later date is shown in Policy Schedule 2. This rider takes effect on its date of issue or when its first scheduled premium is paid, whichever is later.

Scheduled Premiums For This Rider	Scheduled premiums for this rider are payable while this rider is in effect. The amount of the scheduled premiums for this rider and when they are due are shown in Policy Schedule 1.

Rider’s Owner	The owner of this policy is the owner of this rider.

Rider’s Beneficiary

The beneficiary of this rider is named in the application for this rider. If the primary beneficiary has died, the proceeds are paid to any contingent beneficiary. If there is no surviving beneficiary, we will pay the proceeds to the estate of the additional insured.

While the additional insured is living, the owner may change the beneficiary by sending a written notice in a form satisfactory to us. The change will take effect as of the date the notice is signed, but it will not affect any payment made or action taken by us before receipt of the notice of the change at our Service Center.

Right to Exchange

While this rider is in effect, the owner may exchange it for a variable life insurance policy on the life of the additional insured. The new policy must provide a level face amount of insurance. Restrictions on exchange, such as timing and amount, are shown in Policy Schedule 2.

All plans of insurance available on the date of the exchange are subject to our requirements at the time of the exchange. No evidence of insurability is required.

We will issue the new policy when we receive:

•       a proper written request;

•       this rider; and

•       the first premium for the new policy.

Date of Issue and Premium of New Policy

The date of issue of the new policy will be the date of the exchange.

The new policy’s premiums will be based on the additional insured’s sex and attained age on the date of the exchange. The underwriting class will be the same as this rider’s on the date of the exchange.

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Right to Exchange (Continued)

Benefit Riders

No benefit riders may be added to the new policy without our consent.

Other Facts about The New Policy

The new policy’s owner and beneficiary will be the same as this rider’s on the date of the exchange unless the owner requests otherwise. Any restrictions in this rider will apply to the new policy.

Rider’s Cash Surrender Value	This rider has no cash surrender value and has no effect on the cash surrender values under this policy.

Rider’s Loan Value	This rider has no loan value and has no effect on the loan values under this policy.

Reinstatement	If this policy is reinstated, this rider may also be reinstated. See the How to Reinstate This Policy provision in this policy.

This rider may not be reinstated if:

• The additional insured died between the date we terminated this rider and the rider’s effective date of reinstatement; or

• We are not furnished with satisfactory evidence of insurability for the additional insured.

If this rider is reinstated, the rider’s effective date of reinstatement will be the same as the policy’s effective date of reinstatement.

Error in Age or Sex	If the additional insured’s age or sex as stated in the application is wrong, it could mean the amount of insurance or any other benefit under this rider is wrong. Therefore, we will adjust any benefit under this rider to reflect what the scheduled premiums paid would have bought at the true age or sex.

Suicide	If the additional insured commits suicide within two years from this rider’s date of issue, while sane or insane, the proceeds payable under this rider will be limited to the amount of scheduled premiums paid for this rider.

Limits on Our Contesting This Rider	We rely on the statements made in the applications. Legally, they are considered representations, not warranties. We can contest the validity of this rider if any material misstatements are made in the application for this rider. We won’t contest the validity of this rider after this rider has been in effect during the additional insured’s lifetime for two years from the rider’s date of issue.

If this rider is reinstated, this provision will be measured from the rider’s effective date of reinstatement.

When This Rider Ends	This rider will end as soon as one of the following occurs:

• The date we receive at our Service Center the owner’s written request to cancel this rider.

• The policy anniversary nearest the maximum attained age of the additional insured shown in Policy Schedule 2.

• A scheduled premium for this policy or rider remains unpaid at the end of its grace period.

• This rider is exchanged for a new policy. See Right to Exchange.

• This policy is being continued under any cash value benefit.

• The date this policy terminates.

This rider is part of the policy to which it’s attached.

“Signature Appears Here”	“Signature Appears Here”
Secretary	President

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Policy Schedule R-AIR
ADDITIONAL INSURED	JOHN ROE
INITIAL PREMIUM	$118	ISSUE AGE / SEX	35 Male
RIDER ISSUE DATE	11/28/90	RIDER FACE AMOUNT	$50,000
POLICY NUMBER	SPECIMEN	UNDERWRITING CLASS	Non-Smoker

ADDITIONAL INSURED TERM RIDER

Annual Premium

(Per $1,000 of Insurance)

Attained Age	Premium Rate	Attained Age	Premium Rate
		50	4.45
36	2.35	51	4.45
37	2.35	52	4.45
38	2.35	53	4.45
39	2.35	54	4.45
40	2.35	55	10.00
41	2.35	56	10.00
42	2.35	57	10.00
43	2.35	58	10.00
44	2.35	59	10.00
45	4.45	60	10.00
46	4.45	61	10.00
47	4.45
48	4.45
49	4.45

SCHR-AIR	Policy Schedule R-AIR